Exhibit (a)(18)
VIRGINIA:
IN THE CIRCUIT COURT OF FAIRFAX COUNTY

ALASKA ELECTRICAL PENSION FUND,	)	Case No.
Derivatively on Behalf of LAFARGE NORTH	)
AMERICA INC.,	)
)
Plaintiff,	)
)
vs.	)
)
LAFARGE S.A., BERTRAND P. COLLOMB,	)
MARSHALL A. COHEN, PHILIPPE P.	)		CL 2006 2118
DAUMAN, BERNARD L, KASRIEL,	)
BRUNO LAFONT, CLAUDINE B.	)
MALONE, BLYTHE J. McGARVIE, JAMES	)
M. MICALI, ROBERT W. MURDOCH,	)
BERTIN F. NADEAU, JOHN D.REDFERN,	)
PHILIPPE R. ROLLER, MICHEL ROSE,	)
LAWRENCE M. TANENBAUM and	)
GERALD H. TAYLOR,	)
)
Defendants,	)
)
-and-	)
)
LAFARGE NORTH AMERICA INC., a	)
Maryland corporation,	)
)
Nominal Defendant.	)
)
DERIVATIVE COMPLAINT BASED UPON SELF-DEALING
AND BREACH OF FIDUCIARY DUTY

     Plaintiff, by its attorneys, alleges as follows:
SUMMARY OF THE ACTION
     1. This is a stockholder derivative action brought on behalf of Lafarge North America Inc. (“Lafarge” or the “Company”) against Lafarge’s directors arising out of their attempts to provide certain Lafarge insiders and directors with preferential treatment in connection with their efforts to complete the sale of Lafarge (via a Tender Offer) to Lafarge S.A. which already owns more than 53% of the outstanding shares (the “Acquisition”).
     2. In pursuing the unlawful plan to sell Lafarge, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing. In fact, instead of attempting to obtain the highest price reasonably available for Lafarge for its shareholders, the Individual Defendants spent substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of Lafarge S.A. In fact, in the summer of 2005, Lafarge S.A (which controls 53% of the Company’s shares) formulated a plan to seize control of the Company’s assets by stripping the minority shareholders out of their ownership interest for approximately $75 per share.1 As part of defendants’ plan to seize control of the Company and do so with fewer impediments, the Board approved a $40 million increase to its previous stock repurchase plan, effective July 26, 2005. Under the expanded plan, the Company was authorized to spend up to $100 million to repurchase its common stock through December 31, 2005. During the fourth quarter and consistent with defendants’ plan, the Company repurchased 680,340 shares of stock for a total of $38.6 million at an average price of $56.80 per share.2

[1]	The Company’s shares are currently valued at $83.00 per share.

[2]	During the full year of 2005, the Company repurchased 1,668,340 shares of stock for a total of $100 million at an average price of $59.94 per share.

     3. Defendants have concocted this plan in order to enhance the profitability of Lafarge S.A., obtain personal benefits for themselves therefrom, and/or promised financial payments for participating in or endorsing the sale of Lafarge to Lafarge S.A. If defendants’ efforts are successful, Lafarge will lose: (i) control of its own assets; (ii) access to the public capital markets; and (iii) its identity as a distinctly American corporation. Each of these factors has played a material role in the Company’s success. Defendants’ misconduct in connection with its attempted acquisition/sale has also already resulted in numerous lawsuits against the Company, exposing it to hundreds of millions of dollars of liability. Once privatized and digested by Lafarge S.A.,3 Lafarge will lose its identity as an “American company” and no longer have access to the public markets and the capital which enabled the Company to grow and perform as it has to date.
     4. The Individual Defendants’ unlawful plan to usurp Lafarge’s valuable assets and its unique corporate franchise by squeezing out Lafarge’s public stockholders is in direct breach of defendants’ fiduciary duties of loyalty, due care, independence, good faith and fair dealing as directors and/or as controlling shareholders of Lafarge. Specifically, the Individual Defendants’ divided loyalties have disabled them from taking reasonable steps required of them to protect the Company from its controlling/dominating shareholder, Lafarge S.A.
     5. The Individual Defendants’ decisions to participate in and/or acquiesce to the sale of the Company have caused, and will continue to cause, irreparable harm to Lafarge that can only be prevented by immediate judicial intervention. Absent an injunction, defendants will have successfully extinguished Lafarge as a public Company for the benefit of Lafarge S.A. Absent immediate judicial intervention, the defendants will terminate Lafarge’s status as a public Company via a sale of the Company that was designed to benefit Lafarge S.A. and certain of the Individual

[3]	Lafarge S. A. is a building materials conglomcrate based in Paris, France.

Defendants who have actively participated in the wrongdoing alleged herein. By abusing their power as directors, officers and/or a controlling shareholder of Lafarge, the defendants are subverting the interests of the Company in order to aggrandize their own interests and those of Lafarge S.A. Plaintiff, on behalf of the Company, seeks to enjoin the sale of the Company and the related acts complained of herein.
     6. In essence, the proposed Acquisition by Lafarge S.A. is the product of a hopelessly flawed process that was designed to ensure the sale of Lafarge to one buying group, and one buying group only, on terms preferential to Lafarge S.A. and to subvert the interests of plaintiff and the other public stockholders of Lafarge.
JURISDICTION AND VENUE
     7. This Court has jurisdiction over defendants because they conduct business in Virginia and/or are citizens of Virginia. This action is not removable.
     8. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.
PARTIES AND OTHER ENTITIES
     9. Plaintiff Alaska Electrical Pension Fund is, and for more than half a decade has been, a shareholder of Lafarge. Alaska maintains an equity ownership in Lafarge worth well in excess of $1 million.
     10. Nominal Defendant Lafarge is a Maryland corporation based in Herndon, Virginia.
     11. Defendant Bertrand P. Collomb (“Collomb”) is Chairman of the Board of the Company and Chairman of the Board of Lafarge S.A. Collomb has served as Chairman of the Board of the Company since January 1989 and as Chairman of the Board of Lafarge S.A. since August 1989. He served as Chief Executive Officer of Lafarge S.A. from August 1989 through May 2003. He served as Vice Chairman of the Board and Chief Operating Officer of Lafarge S.A. from January 1989 to August 1989. He was Vice Chairman of the Board and Chief Executive Officer of Lafarge

North America Inc. and Senior Executive Vice President of Lafarge S.A. from 1987 until January 1989. Collomb is also a director of Vivendi Universal, Atco Ltd. and Total Fina Elf, as well as a member of the Supervisory Board of Allianz AG and the Advisory Board of Unilever N.V. Collomb has served as a director of the Company since 1985.
     12. Defendant Marshall A. Cohen (“Cohen”) has served as a director of the Company since 1991. He has served as Counsel, Cassels Brock & Blackwell, Barristers and Solicitors since October 1996. From November 1988 to September 1996, he was President and Chief Executive Officer and a director of The Molson Companies Limited. He is also a director of Barrick Gold Corporation, American International Group, Inc., Toronto Dominion Bank, Premcor Inc., Collins & Aikman Inc., Golf Town Income Fund, IBI Income Fund and the Goldfarb Corporation.
     13. Defendant Philippe P. Dauman (“Dauman”) has served as a director of the Company since 1997. He has served as Co-Chairman and Chief Executive Officer of DND Capital Partners, LLC, a private equity firm, since May 2000. Prior to May 2000, Dauman served as Deputy Chairman and Executive Vice President of Viacom, Inc. He is also a director of Viacom, Inc. and Viacom’s parent company, National Amusements, Inc.
     14. Defendant Bernard L. Kasriel (“Kasriel”) has served as a director of the Company since 1989. He has served as Vice Chairman of the Board of the Company and Vice Chairman and Chief Executive Officer of Lafarge S.A. since May 1996. He has served as Vice Chairman of Lafarge S.A. since January 1995. He served as Chief Operating Officer of Lafarge S.A. from January 1995 through May 2003, when he was appointed Chief Executive Officer of Lafarge S.A. He also served as Managing Director of Lafarge S.A. from 1989 to 1994, Senior Executive Vice President of Lafarge S.A. from 1987 to 1989 and Executive Vice President of Lafarge S.A. from 1982 until March 1987. Kasriel is also a director of Sonoco Products Company.

     15. Defendant Bruno Lafont (“Lafont”) has served as a director of the Company since 2003. He is Senior Executive Vice President and Co-Chief Operating Officer of Lafarge S.A. Lafont served as Executive Vice President — Gypsum of Lafarge S.A. from 1998 to May 2003, when he was appointed Chief Operating Officer. From 1995 to 1998, he served as Executive Vice President — Finance of Lafarge S.A. Prior to that, Lafont served in a variety of financial and managerial positions with Lafarge S.A. after joining Lafarge S.A. in 1983 as an internal auditor.
     16. Defendant Claudine B. Malone (“Malone”) has served as a director of the Company since 1994. She has served as President of Financial & Management Consulting, Inc. since 1982. Malone is also a director of Hasbro, Inc., Lowe’s Companies, SAIC Corp. and Novell Inc.
     17. Defendant Blythe J. McGarvie (“McGarvie”) is a director of the Company. She has served as President of Leadership for International Finance, a privately held consulting firm since January 2003. From July 1999 to December 2002, McGarvie was Executive Vice President and Chief Financial Officer of BIC Group, Paris, France and from 1994 to 1999 served as Executive Vice President and Chief Financial Officer of Hannaford Bros. Co., of Portland, Maine. From 1983 to 1991, McGarvie served in various finance and administrative positions at Sara Lee Corporation and Kraft General Foods, Inc. McGarvie is also a director of Accenture, The Pepsi Bottling Group, St. Paul Travelers Companies and Wawa, Inc.
     18. Defendant James M.Micali is a director of the Company. He has served as Chairman and President of Michelin North America, Inc. since September 1996. From 1990 to 1996 Micali served as Executive Vice President, Legal and Finance of Michelin North America Inc. and from 1985 to 1990 he was General Counsel and Secretary of Michelin North America, Inc. Micali joined Michelin in 1977, and from 1977 through 1985 served in a number of legal positions in the Michelin organization. Micali is also a director of Sonoco Products Company.

     19. Defendant Robert W. Murdoch (“Murdoch”) has served as a director of the Company since 1987. He was formerly President and Chief Executive Officer of the Company from January 1989 to August 1992, President and Chief Executive Officer of Lafarge Canada Inc. from 1985 to 1992, Senior Executive Vice President of Lafarge S.A. from August 1989 to September 1992 and President and Chief Operating Officer of the Company from 1987 to 1989. Murdoch is also a director of Lafarge S.A., Sierra Systems Group inc., Lallemand, Inc. and Timberwest Forest Products Corp.
     20. Defendant Bertin F. Nadeau (“Nadeau”) has served as a director of the Company since 1988. He has served as Chairman of the Board and Chief Executive Officer of GescoLynx lnc. (a private holding company) since September 30, 1994. He was also Chairman of the Board, President and Chief Executive Officer of Unigesco Inc. from 1982 to September 1994 and Chairman of the Board of Unigesco’s affiliate, Univa Inc. (a marketer and distributor in the food sector) from October 1989 to July 1993. Nadeau is also a director of Sun Life Financial Inc. and Sun Life Assurance Company of Canada.
     21. Defendant John D. Redfern (“Redfern”) has served as a director of the Company since l983. He has served as Chairman of the Board of Lafarge Canada Inc. since 1984. He served as Vice Chairman of the Board of the Company from January 1989 to May 1996, as Chairman of the Board of the Company from 1985 until January 1989, as President and Chief Executive Officer of the Company from 1983 until 1985 and as Chief Executive Officer of Lafarge Canada Inc. from 1977 to 1985.
     22. Defendant Philippe R. Rollier (“Rollier”) has served as a director of the Company since 2001. He has served as President and Chief Executive Officer of the Company since May 2001. Rollier served as Regional President of Lafarge S.A. — Central Europe and CIS for Cement,

Aggregates and Concrete from 1995 to 2001 and has served as Executive Vice President of Lafarge S.A. since 1999. Rollier is also a director of Moria S.A.
     23. Defendant Michel Rose (“Rose”) has served as a director of the Company since 1992. He has served as Senior Executive Vice President and Co-Chief Operating Officer of Lafarge S.A. since 1989. Rose served as President and Chief Executive Officer of the Company from September 1992 until September 1996. He served as Chairman and Chief Executive Officer of Orsan S.A., a subsidiary of Lafarge S.A., from 1987 to 1992.
     24. Defendant Lawrence M. Tanenbaum (“Tanenbaum”) has served as a director of the Company since 2001. He is Chairman and Chief Executive Officer of Kilmer Van Nostrand Co. Limited, a private investment holding company with various business interests, including, in the past, an interest in the Warren Paving & Materials Group Limited which became a part of the Company in December 2000. Tanenbaum is also an owner and Chairman of Maple Leaf Sports and Entertainment Ltd. (owner of the Toronto Maple Leafs hockey team and the Toronto Raptors basketball team) and a member of the Board of Governors of the National Basketball Association and the National Hockey League.
     25. Defendant Gerald H. Taylor (‘Taylor”) has served as a director of the Company since 1999. Taylor served as Chief Executive Officer of MCI from November 1996 to October 1998. He also served as MCI’s President and Chief Operating Officer from July 1994 to November 1996 and as MCl’s Chief Operating Officer from April 1993 to July 1994. Taylor is also a director of CIENA Corporation.
     26. The defendants named above in ¶¶11-25 are sometimes collectively referred to herein as the “Individual Defendants.”
     27. The Individual Defendants, because of their positions of control and authority as directors or officers of Lafarge, were able to and did, directly and indirectly, control the wrongful acts complained of herein, including the transfer of confidential internal Lafarge data to Lafarge S.A. for the purpose of facilitating the sale of the Company. Because of their advisory, executive, managerial, and directorial positions with Lafarge, each of the defendants had access to material positive non-public information about the financial condition, operations and future business prospects of Lafarge, and facilitated its transfer to Lafarge S.A. to enable Lafarge S.A. to use this confidential internal Lafarge data to usurp Lafarge’s independence and its valuable corporate franchise for the benefit of Lafarge S.A.
     28. Defendant Lafarge S.A. supplies a wide range of building materials to contractors, wholesalers and manufacturers. The Company produces cement, aggregates and concrete, roofing and gypsum products. Lafarge markets its products in Europe, Africa, Asia, North America and Latin America. Lafarge S.A., by virtue of its 53% ownership interest and directorship seats maintained by those in the employ of Lafarge S.A., controls Lafarge as well as the Company’s Board of Directors.
     29. At all material times hereto, each of the Individual Defendants was the agent of each of the other Individual Defendants, and/or Lafarge S.A. and was at all times acting within the course and scope of said agency.
     30. To discharge their duties, the officers and directors of Laferge were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the financial affairs of Lafarge. By virtue of such duties, the officers and directors of Lafarge were required, among other things, to:
          (a) manage, conduct, supervise and direct the business affairs of Lafarge in accordance with applicable the laws, rules and regulations and the charter and bylaws of Lafarge;
          (b) take reasonable steps to thwart efforts by Lafarge S.A. or others to usurp Lafarge’s assets or corporate benefits;

          (c) neither violate nor knowingly permit any officer, director or employee of Lafarge to violate applicable federal laws, rules and regulations and state law;
          (d) establish a mechanism to ensure that Lafarge and its assets were managed prudently and responsibly and that neither the defendants nor Lafarge S. A. used their control over Lafarge to obtain any personal benefit for themselves; and
          (e) refrain from using their status as directors and/or controlling shareholders to the detriment of the Company and its shareholders.
CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION
     31. In committing the wrongful acts alleged herein, the defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Individual Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.
     32. During all relevant times hereto, the defendants, and each of them, initiated a course of conduct which was designed to and did: (i) hide/conceal positive information concerning the Company and make false negative representations concerning the Company in furtherance of defendants’ scheme to divest Lafarge of its valuable corporate franchise; and (ii) enable the Individual Defendants to obtain substantial personal benefits.
     33. Each of the defendants herein also aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The defendants’ acts, including those of or on behalf of Lafarge S.A., of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.
     34. In accordance with their duties of loyalty, care and good faith, the defendants, as directors and/or officers of Lafarge, are obligated to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     35. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the sale of Lafarge, violated the fiduciary duties owed to plaintiff and the other public shareholders of Lafarge, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits to the detriment of the Company.
     36. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of Lafarge, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.
BACKGROUND TO THE PROPOSED ACQUISITION
     37. In or about July 2005, as part of defendants’ plan to seize control of the Company and do so with fewer impediments, the Board approved a $40 million increase to its previous stock repurchase plan, effective July 26, 2005.

     38. Under the expanded plan, the Company was authorized to spend up to $100 million to repurchase its common stock through December 31, 2005. During the fourth quarter, at the direction of the Individual Defendants, the Company repurchased 680,340 shares of stock for a total of $38.6 million at an average price of $56.80 per share. During the full year of 2005, the Company repurchased 1,668,340 shares of stock for a total of $100 million at an average price of $59.94 per share.4
     39. On January 31, 2006, the Company issued a press release entitled “Lafarge North America Reports Fourth-Quarter and Year-End Earnings.” There, the Company revealed why its historical financials (and indirectly its stock price) had been temporarily and artificially depressed, explaining that volumes of asphalt and paving in the quarter decreased by 4% compared with 2004. This decrease, however, was due to temporary issues such as delays in paving projects in Colorado and weak market conditions in eastern Canada. Operating income for the quarter decreased slightly compared with the same period last year. As a result of the project delays in Colorado, the Company had higher backlogs going into 2006. The release went on to state that:
Lafarge North America, the leading supplier of construction materials in the U.S. and Canada, today reported net income in the fourth quarter of $144.6 million, or $1.84 per share diluted. These results include a tax credit of $32 million, or $0.4l cents per share diluted, associated with the repatriation of cash from Canada to the U.S. Excluding this credit, fourth-quarter 2005 earnings were $1.43 per share diluted, up 20 percent compared with $1.19 per share diluted on a comparable basis in the year-ago quarter (see table below for reconciliation).
     “We are pleased with the strong finish of our cement segment, the solid pricing gains made in all of our product lines and the continued excellent performance of our gypsum business,” said Philippe Rollier, president and chief executive officer. “We again delivered significant year-over-year earnings growth,

[4] On November 4, 2005, the Board approved a share repurchase program that commenced on January 1, 2006 and will expire on December 31, 2006. Under this new program, the Company was authorized to repurchase up to $100 million of its common stock from time to time in the market or through privately negotiated transactions.

despite the challenges posed by substantial energy cost increases and disparities across the markets we serve in North America.”
     The strengthening of the Canadian dollar contributed approximately $4.1 million to operating income during the quarter. Net sales for the quarter were up 14 percent to $1.1 billion. Excluding the strengthening of the Canadian dollar, net sales were 12 percent higher than last year.
     During the quarter, the company completed the repatriation of approximately $1.1 billion in cash from Canada.
* * *
Outlook
The company also expects continued favorable pricing in most markets during 2006. An additional cement price increase of approximately $10 per ton in local currency went into effect in U.S. and Canadian markets on January 1, 2006.
        40. On February 6, 2006, the Company issued a press release entitled “Lafarge North America Confirms Receipt of Proposal From Lafarge S.A.” The release stated in part:
Lafarge North America, the leading supplier of construction materials in the U.S. and Canada, has been informed that its majority stockholder, Lafarge S.A., intends to make a tender offer to acquire all of Lafarge North America’s common stock and Lafarge Canada’s exchangeable preference shares that it does not currently own. Presently, Lafarge S.A. owns approximately 53% of these combined shares.
     Lafarge North America’s Board of Directors is expected to meet to review and consider this proposal and to make a recommendation to its stockholders in due course. Lafarge North America stockholders are urged to consider this recommendation before taking any action with respect to the proposal.
        41. On February 8, 2006, the Company issued a press release entitled “Lafarge North America Board of Directors Establishes Special Committee to Review Lafarge S.A. Offer.” The release stated in part:
Lafarge North America, the leading supplier of construction materials in the U.S. and Canada, today announced that its Board of Directors has appointed a Special Committee of directors who are unaffiliated with Lafarge S.A. to review the proposed tender offer announced by Lafarge S.A. on February 6, 2006.
     The Special Committee consists of the following directors: Marshall A. Cohen, Philippe P. Dauman, Claudins B. Malone, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, John D. Redfern, Lawrence M. Tanenbaum and Gerald H. Taylor. The Chairman of the Special Committee will be Marshall A. Cohen.

     42. By reason of their positions with Lafarge, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Lafarge, and especially the true value and expected increased future value of Lafarge and its assets, which they seek to extract from Lafarge and to Lafarge’s detriment. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Lafarge.
DEFENDANTS’ SELF-DEALING
     43. As evidenced by the foregoing, the Individual Defendants breached their fiduciary duties to Lafarge, committed gross mismanagement, abused their control of Lafarge, and have been unjustly enriched, by, inter alia, knowingly, willfully, and/or intentionally engaging in the misconduct set forth herein; and failing to ensure that public statements disseminated in connection with the applicable sale of the Company by Lafarge were not false and misleading statements and did not subject the Company to liability.
     44. The Individual Defendants, as a result of the substantial financial benefits they received and continue to receive as a result of their positions at Lafarge and/or its controlling shareholders, engaged in and/or aided and abetted and/or acquiesced in the wrongful actions complained of herein and resolved all conflicts of interest in favor of themselves in order to advance the interests of Lafarge’s controlling shareholders and/or to protect and preserve their own financial interests.
     45. Defendants will cause Lafarge to expend significant sums of money as a result of the illegal and improper actions described above. Such expenditures will include, but are not limited to:
          (a) costs incurred to carry out internal investigations, including fees paid to outside counsel and other advisors for Lafarge S.A.; and

          (b) costs and legal fees for defending Lafarge, its officers and its directors against private litigation arising from the illegal and improper conduct, including the distribution of false sale documents as alleged herein.
DERIVATIVE ALLEGATIONS
     46. Plaintiff brings this action derivatively in the right and for the benefit of Lafarge to redress injuries suffered, and to be suffered, by Lafarge as a direct result of the breaches of fiduciary duty, violations of law, abuse of control, gross mismanagement, unjust enrichment and constructive fraud, as well as the aiding and abetting thereof, by the defendants.
     47. Plaintiff has and will continue to adequately and fairly represent the interests of Lafarge and its shareholders in enforcing and prosecuting its rights.
     48.  Plaintiff is and was an owner of the stock of Lafarge during all times relevant to the Individual Defendants’ wrongful course of conduct alleged herein.
     49. As a result of the facts set forth throughout this action, defendants are incapable of remedying the acts complained of herein due to material conflicts of interests. The defendants’ own personal interests are inextricably intertwined with those of Lafarge S.A. and/or the benefits to be derived by virtue of change of control payments bestowed upon the Company’s directors and officers vis-à-vis the sale of the Company to Lafarge S.A. because:
          (a) Directors of Lafarge, as more fully detailed herein, participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs from Lafarge’s stockholders or recklessly and/or negligently disregarded the wrongs complained of herein, and are therefore not disinterested parties;
          (b) The acts complained of constitute violations of the fiduciary duties owed by Lafarge’s officers and directors and these acts are incapable of ratification;

          (c) Each of the officers/directors of Lafarge authorized and/or permitted the false statements concerning the rationale for the “squeeze-out” and future of Lafarge to be disseminated directly to the public5 and distributed the same to shareholders and authorized and/or permitted the issuance of various of the false and misleading sale documents (i.e., failing to disclose the true and correct facts concerning Lafarge’s expected future performance), and have not attempted to make such disclosures;
          (d) Any suit by the directors of Lafarge to remedy these wrongs would likely expose the Individual Defendants and Lafarge to further violations of the securities laws which would result in additional civil actions being filed against one or more of the Individual Defendants. Furthermore, to provide additional incentives to the Individual Defendants not to sue, Lafarge S.A. has agreed to indemnify each director in connection with their participation in the alleged wrongdoing;
          (e) Each member of the Lafarge Board is, directly or indirectly, the recipient of remuneration paid by the Company and its controlling shareholder Lafarge S.A., the continuation of which is dependent upon their cooperation with the other members of the Board of Directors; and
          (f) Because of their association as directors and/or present or former employees of Lafarge S.A., Lafarge and certain of the directors are dominated and controlled so as not to be capable of exercising independent, objective judgment.

[5]	For example, on February 5, 2006. defendant Lafont, in order to advance his own personal interests (over those of the Company), caused the following statement to be disseminated:
We believe that Lafarge [S.A.]’s offer to acquire the minority shares of [Lafarge] represents a unique opportunity fox [Lafarge] shareholders to realize the value of their shares at a significant premium to [Lafarge]’s current and recent stock price. We also believe that the successful completion of the tender offer will benefit Lafarge [S.A.] itself. In short, we believe that this transaction is a “win-win” situation for the shareholders, as well as the customers and employees, of both companies.

REASONABLE DOUBT EXISTS THAT THE LAFARGE BOARD IS
ENTITLED TO THE BUSINESS JUDGMENT PROTECTION
     50. The Board’s participation and/or acquiescence to Lafarge S.A.’s attempted squeeze-out of the minority shareholders was not the product of a valid exercise of business judgment.
     51. It is appropriate to treat the Individual Defendants as a group for pleading purposes and to presume that the false, misleading and incomplete information conveyed in the sale materials are the collective actions of the narrowly defined group of defendants identified above. Each of the above officers and/or directors of Lafarge, by virtue of their high-level positions with the Company, directly participated in the management of the Company, was directly involved in the day-to-day operations of the Company at the highest levels and was privy to confidential proprietary information concerning the Company, its business, growth, and financial prospects, as alleged herein. Said defendants were directly involved in providing the underlying data, drafting, modifying, supplementing, producing, reviewing and/or filing the sale documents controlling the false and misleading statements in connection with the attempted squeeze-out of the Lafarge shareholders.
FIRST CAUSE OF ACTION
Against All Defendants for Abuse of Control
     52. Plaintiff incorporates by reference and realleges each and every allegation set forth herein.
     53. Each defendant had a duty to refrain from abusing their/its power to influence and control material corporate decisions.
     54. By January 2005, Lafarge S.A. owned approximately 53% of the outstanding shares of the Company’s common stock. Lafarge S.A. controls its co-defendants through its equity ownership together with its direct control over the selection and/or retention of each Lafarge director, each of whom is, in fact, beholden to Lafarge S.A.

     55. The Individual Defendants’ together with Lafarge S.A.’s conduct constituted an abuse of their ability to control and influence Lafarge for which they are legally responsible.
     56. By reason of the foregoing, Lafarge has been harmed and has sustained, and will continue to sustain, irreparable injury for which it has no adequate remedy at law.
SECOND CAUSE OF ACTION
Against All Defendants for Breach of Fiduciary Duty of Candor
     57. Plaintiff incorporates by reference and realleges each and every allegation set forth herein.
     58. Lafarge S.A. and the Individual Defendants are in possession of material information concerning Lafarge’s projected future and even current valuations of the Company’s assets (i.e., raw material inventory), which information is being concealed from the public shareholders of Lafarge. The Individual Defendants and Lafarge S.A. are concealing material information about the Company, including the Company’s true and correct projections for fiscal year 2006 and beyond. In addition to failing to disclose important operational data, defendants have also actively concealed the actual value of the Company’s interests in certain raw material deposits which materially affect the value of the Company. The Company’s own inventory is largely comprised of cement and related materials such as sand, gravel and crushed stone. The value of this inventory has risen dramatically and demand for these materials has recently surged. For example, in a period of just three months (the Company’s fourth quarter), the value (price) of cement rose 12% and demand (Company sales) rose 20%. Sales of sand, gravel and crushed stone spiked 18%. Lafarge S.A. seeks to acquire the Company prior to the market realizing the fundamental shift in Lafarge’s value, both in terms of its inventory which is understated in terms of value on the Company’s balance sheet and in terms of current and future demands (i.e., sales) for these products. Although the sale of the Company is not in the best interest of Lafarge or its public shareholders, each of the defendants has agreed to acquiesce and/or participate in the wrongful conduct because they are directly controlled by Lafarge’s 53% owner, Lafarge S.A.
     59. As a result of the tortious conduct described above, the Individual Defendants have made, or aided and abetted the making of false statements, despite the defendants’ fiduciary duties to, inter alia, disclose the true facts regarding Lafarge and the Individual Defendants’ knowledge of Lafarge S.A.’s desire to conduct the sale of the Company and thus have committed and/or aided and abetted constructive fraud.
     60. The public representations discussed above were false and materially misleading as earlier alleged. Plaintiff and other shareholders of Lafarge reasonably relied upon the honesty and integrity of the Individual Defendants as corporate officers and directors.
     61. By reason of the foregoing, Lafarge has sustained, and will continue to sustain, irreparable injury for which it has no adequate remedy at law.
THIRD CAUSE OF ACTION
Against All Individual Defendants for Gross Mismanagement
     62. Plaintiff incorporates by reference and realleges each and every allegation set forth herein.
     63. As detailed more fully herein, the Individual Defendants each have and had a duty to Lafarge and its shareholders to prudently supervise, manage and control Lafarge’s operations.
     64.  The Individual Defendants, by their actions, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and duties with regard to prudently managing the assets of Lafarge in a manner consistent with the operations of a publicly held corporation.
     65. By subjecting Lafarge to an acquisition for a fraction of its value and while using false information in connection therewith, the Individual Defendants breached their duties of due care and diligence in the management and administration of Lafarge’s affairs and in the use and preservation of Lafarge’s assets.
     66. The Individual Defendants caused the Company to engage in this misconduct and are/were aware of false statements used to induce the tender of the minority interest in connection with the sale of the Company. During the course of the discharge of their duties, these defendants knew or should have known of the unreasonable risks, yet these defendants engaged in this wrongdoing which these defendants knew had an unreasonable risk of causing the loss of Lafarge’s access to the public markets, thus breaching their duties to both Lafarge and its shareholders. As a result, the Individual Defendants grossly mismanaged or aided and abetted the gross mismanagement of a defective sale for Lafarge and by facilitating the issuance of false sale documents which the Individual Defendants knew would likely lead to litigation.
     67. As a proximate result thereof, Lafarge has been damaged and will continue to suffer damages, and has sustained and will continue to sustain irreparable injury for which it has no adequate remedy at law.
FOURTH CAUSE OF ACTION
Against All Individual Defendants
for Breach of Fiduciary Duty
     68.  Plaintiff incorporates by reference and realleges each and every allegation set forth herein.
     69. The Individual Defendants knowingly, willfully, and/or intentionally have engaged in a scheme to undermine the interests of Lafarge and its public shareholders. As officers and/or directors of a publicly held company, the Individual Defendants had a duty to protect the interests of Lafarge, including an obligation to ensure that accurate and truthful information was promptly and/or to correct false information disseminated by Lafarge S.A. and/or their co-defendants with respect to Lafarge’s operations, financial condition and earnings, especially its prospects in light of the fact that defendants are causing, enabling and/or participating in a sale of the Company to eliminate the minority interest in the Company. The Individual Defendants instead concealed their wrongdoing or acquiesced to such concealment and, as a result thereof, disseminated false and misleading statements and reports about Lafarge’s prospects including a fabrication of its expected expenses.
     70. The Individual Defendants, in their roles as executives and directors of Lafarge, participated in and/or knowingly acquiesced to the acts of wrongdoing alleged herein, and knowingly, willfully, and/or intentionally disregarded adverse facts known to them, and did nothing to reveal them. They thereby breached their fiduciary duties of care, loyalty, accountability and disclosure to Lafarge and its shareholders and have exposed Lafarge to liability from, inter alia, shareholder suits which may be brought on behalf of victims whose shares will be stripped from their hands or otherwise induced to tender their shares, via false and misleading sale documents.
     71. The Individual Defendants owed a fiduciary duty to supervise the issuance of Lafarge’s public statements and filings to ensure that they conformed with applicable law. The Individual Defendants breached their fiduciary duty by failing to properly supervise and monitor Lafarge’s business practices and by allowing misleading statements and filings to be made and disseminated in the sale documents. As a result of this failure, including the failure to disclose the true reasons for Lafarge S.A.’s sale of the Company, these defendants have caused Lafarge to be subject to lawsuits filed by purchasers of Lafarge securities who will suffer losses as a result of the defendants’ misconduct.
     72. Lafarge S.A., as the owner of more than 53% of the equity of Lafarge, and by having at least five of its designees on the Lafarge Board, dominates Lafarge and is in possession of material information concerning Lafarge’s financial projections for 2006 and beyond. To date, the defendants have repeatedly made false and misleading statements claiming the transaction is in the best interests of the Company and its shareholders for purposes of inducing the Company’s shareholders into believing that the sale of the Company is in the best interest of Lafarge and its public shareholders when defendants and Lafarge S. A. are fully aware that its proposed sale of the Company, if consummated, is not. Moreover, these false statements will be “incorporated by reference” in the final Tender Offer documents defendants will distribute to finalize the inducement and sale of the Company (to themselves). Thus, false statements will be disseminated to the shareholders, causing further irreparable harm to the Company.
     73. The defendants, collectively, have breached and/or aided and abetted breaches of fiduciary duties owed to Lafarge and its shareholders.
     74. As a direct result of the defendants’ conduct, Lafarge will suffer irreparable harm if the sale of the Company and subsequent short form merger proceed.
FIFTH CAUSE OF ACTION
Against All Defendants for Aiding and Abetting
     75. Plaintiff incorporates by reference and realleges each and every allegation set forth herein.
     76. Lafarge S.A. and the Individual Defendants each knew or consciously disregarded the applicable duties, including fiduciary duties, governing the defendants’ conduct. In pursuing the unlawful plan to cash out Lafarge’s public stockholders for grossly inadequate consideration, Lafarge S.A. violated applicable law by aiding and abetting the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.
     77. In fact, instead of attempting to protect Lafarge and its interests, Lafarge S.A. and the Individual Defendants orchestrated a plan which violates applicable law.
     78. By reason of the foregoing, Lafarge has been injured, and will continue to sustain, irreparable injury, by virtue of Lafarge S.A. and the Individual Defendants aiding arid abetting their co-defendants’ violations of applicable law, for which it has no adequate remedy at law.

PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands relief, in favor of the Company and against defendants as follows:
     A. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the sale of the Company and subsequent merger on the terms proposed, together with enjoining the dissemination of any and all false and misleading Tender Offer documents until defendants disclose the true value of the Company’s assets and accurate projections for fiscal year 2006 and beyond;
     B. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Lafarge and the Company’s shareholders;
     C. Rescinding, to the extent already implemented, the sale of the Company or any of the terms thereof;
     D. Imposition of a constructive trust, in favor of plaintiff, on behalf of the Company, upon any benefits improperly received by defendants as a result of their wrongful conduct;
     E. Awarding plaintiff the costs associated with the prosecution of this action, including reasonable attorneys’ and experts’ fees; and
     F. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND
     Plaintiff hereby demands a trial by jury.

DATED: February 21, 2006	RICHARDS McGETTIGAN REILLY &WEST, P.C.
CRAIG C. REILLY (VSB #20942)

/s/ Craig C. Reilly

CRAIG C. REILLY

1725 Duke Strect, Suite 600
Alexandria, VA 22314-3457
Telephone: 703/549-5353
703/683-2941 (fax)
Craig.Reilly@rmrwlaw.com.

LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP
DARREN J.ROBBINS
RANDALL J. BARON
TRAVIS E. DOWNS III STEPHEN J. ODDO
655 West Broadway, Suite 1900 San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423(fax)

Attorneys for Plaintiff